23002274

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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SEC FILE NUMBER
8-13023

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/22 (MM/DD/YY) AND ENDING 12/31/22 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Old Slip Capital Management,Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

40 Wall Street, 28th Floor
(No. and Street)

New York	NY	10005
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

James R. Richards	214-533-6822	
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Michael Coglianese CPA, P.C.
(Name – if individual, state last, first, and middle name)

125 E. Lake Street, Ste. 303	Bloomingdale	IL	60608
(Address)	(City)	(State)	(Zip Code)

10/20/2009	7360
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James Lukezic, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Old Slip Capital Management, LLC, as of 12/31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

State of New York
County of New York

Signed and sworn on March 14, 2023.

Signature: James Lukezic
James Lukezic (Mar 14, 2023 15:52 EDT)

Title:
President

Notary Public

Cheryl A Poccia
State of New York
Notary Public
Qualified in New York County
No. 01PO0000456
My Commission Expires 02/02/2027
Via Remote Online Notary

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ■ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

OLD SLIP CAPITAL MANAGEMENT, INC.

FINANCIAL STATEMENTS AND

SUPPLEMENTARY INFORMATION

FOR THE YEAR ENDED DECEMBER 31, 2022

CONTENTS

MC MICHAEL COGLIANESE CPA, P.C.
ALTERNATIVE INVESTMENT ACCOUNTANTS

125 E. Lake Street, Ste. 303
Bloomingdale, IL 60108
Tel 630.351.8942
Mike@cogcpa.com | www.cogcpa.com

Bloomingdale | Chicago

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Old Slip Capital Management Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Old Slip Capital Management Inc. as of December 31, 2022, the related statements of operations, changes in shareholders' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Old Slip Capital Management Inc. as of December 31, 2022, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Old Slip Capital Management Inc.'s management. Our responsibility is to express an opinion on Old Slip Capital Management Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Old Slip Capital Management Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Substantial Doubt about the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As mentioned in Note 8 to the financial statements, the Company had a net capital deficiency at December 31, 2022. This raises substantial doubt about the Company's ability to continue as a going concern. Management's plan regarding these matters is also described in Note 8. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to that matter.

Supplemental Information

The supplemental information listed in the accompanying table of contents has been subjected to audit procedures performed in conjunction with the audit of Old Slip Capital Management Inc.'s financial statements. The supplemental information is the responsibility of Old Slip Capital Management Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information listed in the accompanying table of contents is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Old Slip Capital Management Inc.'s auditor since 2021.

MC
MICHAEL COGLIANESE CPA, P.C.
ALTERNATIVE INVESTMENT ACCOUNTANTS

125 E. Lake Street, Ste. 303
Bloomingdale, IL 60108
Tel 630.351.8942
Mike@cogcpa.com | www.cogcpa.com

Bloomingdale | Chicago

Michael Coglianese CPA, P.C.

Bloomingdale, IL
March 14, 2023

OLD SLIP CAPITAL MANAGEMENT, INC.
Statement of Financial Condition
December 31, 2022

ASSETS		
Cash	$	471,438
Investment in mutual funds		104,229
Receivable from affiliate		1,910
Prepaid expenses		16,545
Total Assets	$	594,122

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES		
Accounts payable and accrued expenses	$	42,563
Paycheck Protection Loan		20,833
SBA Disaster Relief Loan		500,000
Total liabilities		563,396
Stockholder's Equity		
Common stock, 100 shares authorized with $10.00 par value, 100 shares issued and outstanding	$	5,000
Additional paid-in capital		841,503
Accumulated deficit		(815,777)
Total stockholder's equity		30,726
Total Liabilities and Stockholder's Equity	$	594,122

The Accompanying Notes are an Integral Part of the Financial Statements.

OLD SLIP CAPITAL MANAGEMENT, INC.
Statement of Operations
For the Year Ended December 31, 2022

Revenues	
Investment management fees	$ 120,480
Dividend income	600
Annuity income	203
Total Revenues	121,283
Operating Expenses	
Salaries and other compensation	132,791
Legal and other professional services	30,400
Travel	(26,635)
Regulatory expenses	20,357
Interest expense	18,750
Other expenses	3,538
Total Expenses	179,201
Income (Loss) from Operations	(57,918)
Unrealized gain (loss) on mutual funds	(157,909)
Net Income (Loss)	$ (215,827)

The Accompanying Notes are an Integral Part of the Financial Statements.

OLD SLIP CAPITAL MANAGEMENT, INC.
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2022

	Common Stock	Additional Paid-in Capital	Retained Earnings (Deficit)	Total
Balances, December 31, 2021	$ 5,000	$ 471,488	$ (599,950)	$ (123,462)
Capital contributions	-	370,015	-	370,015
Capital distributions				
Net income (loss)	-	-	(215,827)	(215,827)
Balances, December 31, 2022	$ 5,000	$ 841,503	$ (815,777)	$ 30,726

The Accompanying Notes are an Integral Part of the Financial Statements.

OLD SLIP CAPITAL MANAGEMENT, INC.
Statement of Cash Flows
For the Year Ended December 31, 2022

Cash flows from operating activities	
Net income (loss)	$ (215,827)
Adjustments to reconcile net loss to net cash used in operating activities:	
Changes in assets and liabilities:	
Decrease in accounts receivable	8,140
Decrease in prepaid expenses	3
Increase in accounts payable and accrued expenses	(5,505)
Net cash used in operating activities	(213,189)
Cash flows from investing activities	
Investments in mutual funds	157,689
Net cash used in investing activities	157,689
Cash flows from financing activities	
Capital contribution	370,015
Net cash used in financing activities	370,015
Net change in cash	314,515
Cash, beginning of year	156,923
Cash, end of year	$ 471,438

Supplemental Disclosures

There was no cash paid for interest or taxes during the year.

The Accompanying Notes are an Integral Part of the Financial Statements.

1. Organization and Business

Old Slip Capital Management, Inc. (the "Company") is a broker-dealer registered under the Securities and Exchange Commission ("SEC") approved to do business under (k)(2)(i), is a member of the Financial Industry Regulatory Authority ("FINRA") and Security Investors Protection Corporation ("SIPC"). Effective November 13, 2018, CNA Investor Services, Inc. sold all its interests in the Company to Old Slip Capital Management, Inc. The Company does not accept customer funds or securities and will not have possession of any customer funds or securities in connection with our activities. Therefore, in reliance on footnote 74 to SEC Release 34-70073 and as discussed in Q&A 8 of the related FAQ issued by SEC staff, the firm does not claim an exemption from SEA Rule 15c3-3. The Company conducts under the "Non-Covered Firm" provision.

2. Summary of Significant Accounting Policies

Basis of Presentation

The Company prepares its financial statements on an accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (GAAP).

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted (GAAP) in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Commissions and Fees

Commissions and fees revenue related to customers' mutual fund and insurance investments transacted directly with investment companies and insurance companies are recorded when they are earned and realizable and are included in the commissions and fees line in the financial statements.

Fair Value of Financial Instruments

Cash, receivables and payables are carried at cost, which approximated fair value. FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or liability or, in the absence of a principal market, is the most advantageous market for the asset or liability. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASS ASC 820 are used to measure fair value.

2. Summary of Significant Accounting Policies (Continued)

Fair Value of Financial Instruments (Continued)

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The investment in mutual funds at December 31, 2022 are considered Level 1 instruments.

Lease Accounting

In February 2016, the FASB issued an accounting standard update which amends the accounting for leases by lessees and lessors. The primary change from the new guidance is the recognition of right-of-use assets and lease liabilities by lessees for those leases classified as operating leases. Adoption provides for modified retrospective transition as of the beginning of the earliest comparative period presented in the financial statements in which the entity first applies the new standard or prospectively with an adjustment as of the beginning of the period of adoption. The Company adopted the new lease accounting guidance prospectively as of January 1, 2019, which will result in a gross up of the balance sheet due to recognition of right of use assets and lease liabilities. These amounts will be based on the present value of the remaining operating lease payments. As of December 31, 2022 the Company had no operating lease and is not subject to FASB Accounting Standard Codification ("ASC") 842

During 2021 the firm had a month to month lease. The firm ended this month to month arrangement when the office facility was closed due to COVID as of October 31, 2020. There was no rent expense incurred for the year ended December 31, 2022.

3. Income Taxes

The Company has a current year tax loss; therefore, there is no provision for current federal income taxes. The Company has a net operating loss carryforward of approximately $420,000 available to offset future taxable income, which begins expiring in 2039. The net operating loss carryforward creates a deferred tax asset, the entire amount has been offset by valuation allowance; therefore, there is no deferred tax asset recognized in the accompanying statement of financial condition. No state and local taxes were incurred during the year ended December 31, 2022.

4. Commitments and Contingencies

The Company, from time to time, is subject to certain litigation matters which arise in the normal course of business. The Company's management does not believe that the outcome of any of these matters will have a material adverse effect on the Company's financial position, cash flows or results of operations.

5. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ration of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2022 the Company had a net capital deficiency of $(27,602), and the Company's ratio of aggregate indebtedness of $563,396 to net capital was 32.25 to 1.

The Company has a corrective action plan to alleviate its net capital deficiency consisting of capital contributions from its existing owner sufficient to correct the deficiency.

The Company is approved to do business under (k)(2)(i), but currently operating in reliance on footnote 74.

6. Notes Payable

The Paycheck Protection Loan meets all the requirements to be forgiven and the application for forgiveness was filed during 2022.

The SBA Disaster Relief Loan in the amount of $500,000 is secured primarily by the personal guarantee of the owner of the Company and certain other restrictions. The loan bears interest at 3.75% and is payable monthly at $2,505.00 for principal and interest. There is currently a moratorium on payments but payments are expected to begin on October 1, 2023. Should payments be require to begin on October 1, 2023, then principal payments are due as follows: 2023 $2,836; 2024 $11,614; 2025 $12.058; 2026 12,518; 2027 $12,995: thereafter $447,979.

7. Related Party Transactions

The balance of $1,910 in receivable from affiliates at year end represents a due from related party Old Slip Properties LLC., a company owned 100% by James Lukezic, whom is 100% owner of Old Slip Capital Management Inc. The amount is unsecured, interest-free, and due on demand.

8. Going Concern

As indicated in the accompany financial statements as of December 31, 2022, the Company's was operating in a net capital deficiency pursuant to Rule 15c3-1 of the Securities and Exchange Commission. This factor indicates substantial doubt about the Company's ability to continue as a going concern through December 31, 2022. Because of the net capital deficiency, which existed during most of the year ended December 31, 2022, the Company wrote no new business but only collected trailing fees on business generated in prior years.

Management has evaluated and acknowledges that the uncertainty remains over the ability of the Company to independently meet its obligations and continue operations. Management of the Company is developing a plan to reduce its debt through restructuring efforts and improve its revenue streams through acquisition of new clients. Additionally, management made equity contributions for the fiscal year 2022 of $360,000 to alleviate any future going concerns. There can be no assurance that the Company will be successful in accomplishing its objectives. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

9. Covid-19

The worldwide outbreak of coronavirus (COVID-19) may lead to an adverse impact on the financial markets and the overall economy. In the event such an impact was to occur and last for a sustained period of time, the operations and financial performance of the Company may be adversely affected. At this point, however, the severity of such an event is highly uncertain and cannot be predicted.

10. Subsequent Events

Management has reviewed the results of operations for the period of time from its year end December 31, 2021 through February 21, 2023, the date the financial statements were available to be issued, and have determined that no adjustments are necessary to the amounts reported in the accompanying financial statements nor have any subsequent events occurred, whereby the nature of which would require disclosure.

Schedule I
OLD SLIP CAPITAL MANAGEMENT, INC.
Computation of Net Capital and Aggregate Indebtedneww
Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2022

Computation of Net Capital		
Total stockholder's equity qualified for net capital	$	30,726
Additions:- Allowable use of Paycheck Protection Loan		20,833
Deductions and /or charges:		
Non-allowable assets:		
Receivable from affiliate		(1,910)
Haircuts on mutual funds		(15,634)
Prepaid expenses		(16,545)
Net capital	$	17,470
Computation of Aggregate Indebtedness		
Total liabilities	$	563,396
Aggregage Indebtedness	$	563,396
Computation of basic net capital requirement		
Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness)	$	37,560
Net capital (deficiency) in excess of minimum requirement	$	(20,090)
Net capital (deficiency) less greater of 10% of Aggregated Indepbedness or 120% of minimum net capital required	$	(27,602)
Ratio of aggregate indebtedness to net capital		32.25 to 1
Reconciliation of Computation of Net Capital		
Net capital (deficiency) under Rule 15c3-1 as of December 31, 2022 as filed by Old Slip Capital Management on Form X-17A-5	$	(7,784)
Adjustment for net reduction in accrued expenses and loans		25,254
Net capital as shown above	$	17,470

OLD SLIP CAPITAL MANAGEMENT, INC.
Schedule II
Computation for Determination of Reserve Requirements Under Rule 15c3-3
of the Securities and Exchange Commission
December 31, 2022

With respect to the computation for determination of reserve requirement under Rule 15c3-3, the Company does not claim an exemption from Rule 15c3-3 in reliance upon footnote 74 of SEC Release No.34-70073 dated July 30, 2013, and as discussed in Question 8 of the related FAQ released by SEC staff. The Company does not hold customer funds or securities.

OLD SLIP CAPITAL MANAGEMENT, INC.
Schedule III
Computation for Determination of Reserve Requirements Under Rule 15c3-3
of the Securities and Exchange Commission
December 31, 2022

Information Relating to The Possession or Control Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission

With respect to the information relating to the possession and control requirements under Rule 15c3-3, the Company does not claim and exemption from Rule 15c3-3 in reliance upon footnote 74 of SEC Release No.14-70073 dated July 30, 2013, and as discussed in question 8 of the related FAQ released by SEC staff. The Company does not hold customer funds or securities.

MC
MICHAEL COGLIANESE CPA, P.C.
ALTERNATIVE INVESTMENT ACCOUNTANTS

125 E. Lake Street, Ste. 303
Bloomingdale, IL 60108
Tel 630.351.8942
Mike@cogcpa.com | www.cogcpa.com

Bloomingdale | Chicago

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Old Slip Capital Management Inc.

We have reviewed management's statements, included in the accompanying Exemption Report of Brokers and Dealers ("Exemption Report") pursuant to SEC Rule 17a-5, in which Old Slip Capital Management Inc. did not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3, and is filing its Exemption Report as a Non-Covered Firm relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because Old Slip Capital Management Inc. limits its business activities exclusively to: (1) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; (2) participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4; and/or, the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 14c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception. Old Slip Capital Management Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about Old Slip Capital Management Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 related to the Non-Covered Firm Provision.

Michael Coglianese CPA, P.C.

Bloomingdale, IL
March 14, 2023

Old Slip Capital Management, Inc.

Exemption Report

Old Slip Capital Management, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to: (1) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; (2) participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4; and/or, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and
(3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

The Company met the identified exemption provisions throughout the most recent fiscal year ended December 31, 2022 without exception.

James Lukezic, Managing Principal
Date: 3/1/2023